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INVEST IN **FREEBIRD RIDES**

Cash and Rewards For Using Uber and Lyft

freebirdrides.com San Diego CA

Technology | Fintech & Finance | SaaS | Travel & Tourism | B2C

Featured Investors

Eric Howlett

Syndicate Lead

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As CEO of United Electric, a leading energy company, my experience has shown me the transformative power of disruptive technology in major industries, creating substantial wealth opportunities. Identifying teams that are both disruptive and possess the requisite track record and vision is challenging yet crucial. This led me to invest in Freebird, a company excelling in all domains: a seasoned, successful leadership team, cutting-edge technology in big data and cloud software, a robust business model, and a straightforward, compelling value proposition.Witnessing Freebird's remarkable success in test markets has been exhilarating, and I'm thrilled about the next steps with a nationwide launch. Being part of this vision has been exciting, especially with the executive team's decision to invite the Wefunder community to invest. It's uncommon for innovative companies shaping the future to open early investment rounds to the public. This move perfectly embodies Freebird's commitment to democratizing financial opportunities for everyone.

Invested $5,000 this round

Highlights

1. World class technology stack completed
2. First mover advantage with significant barriers to entry
3. Over 4 million Freebird Rides completed with our development firm MobileOffer (dba FreeBirdRides)
4. Experienced CEO with 3 public market exits and All Star Executive Team
5. Proven Product, Market and Fit
6. App usage frequency 8+ times per month
7. 52% of users acquired through word-of-mouth referral
8. Highly scalable business model

Our Team



Tom Szabo Chief Executive Officer

Tom is a senior executive with experience managing all aspects of complex international businesses. Over 30 years, he founded and served as Chairman and CEO of four successful media and technology companies, including three with public market exits.



Kurt Brendlinger Chief Operating Officer

Founding significant companies and co-managing an $800 million investment fund. Since 2004, co-founded and led Santa Monica Capital Partners, LLC, overseeing operations and strategy while actively managing the firm's portfolio companies.



Danielle Thompson SVP Partner Rides and Content

Danielle Thompson catalyzed Freebird's growth, achieving 600k downloads and 52% word-of-mouth referrals, through strategic leadership. Her diverse experience spans from TV production to tech innovation, all underpinned by a BA in Communications and Media.



Adam Duro CTO

Over 15 years as a multi-disciplined engineer and IT leader 2014 Los Angeles Business. Journal "CTO of The Year" award winner CTO @ Zehner. Sr. Manager, Software. Engineering @ Evolve Media



Ben Lappen VP Marketing

Go-to-market specialist. successfully guided more than 100 product fundraisers and launches. Leads Vneck Media, an innovative creative agency known for its exceptional work with renowned clients like Mastercard, Google, BMW, and Sports Illustrated.

Freebird beta markets were a big success. Join us in taking the model national.

Freebird is a mobility marketplace that drives consumers to businesses and delivers a guaranteed customer spend. Over $30 million has been invested in the completed technology and has proven results with 4 Million+ Freebird rides completed with verified new customer revenue.


The Freebird Consumer Journey
Download Freebird and create an account
Link your Freebird account to Uber/Lyft once upfront
Explore numerous personalized offers
Select your favorite offer and your Uber / Lyft car will be hailed in Freebird
Transact your promo offer at the business and receive cash back into your Freebird account
freebird
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Our beta launch has been enormously successful, yielding:

- **30,000+ monthly active** users taking more than 4 million Freebird rides
- **Over 500 bars** and restaurants on the Freebird platform
- **$3 billion** in tracked transactions
- Partnerships with leading brands, including Don Julio, Corona, Guinness & Johnnie Walker

Now join us in funding a national rollout of a popular app that's changing the way consumers spend locally!

Why Consumers Love Freebird

Redeem promotions, cash back, and rewards when traveling near local businesses


9:41 AM
Search for any address
Get in the Game!
Take a ride to one of these cash-back locations to watch the Big Game!
90 West Lounge
The Nickel Mine
The Garage
$3 cash-back
$4 cash-back
$3 cash-back
RIDE HOME
by Don Julio
YOUR REWARD
500 points
Neighborhoods
Profile
3,500
$0.00
PROMOTIONS RELEVANT TO WHERE YOU'RE GOING
Our integration with travel apps such as Uber, Lyft, Bird, and more gives us the ability to offer highly personalized ads that you can redeem at your destination

Why Venues Love Freebird

Freebird bring venues new customers and ensures they only pay for ads that bring in verified customer spend.


WHY VENDORS LOVE FREEBIRD
The Old Way - Pay For Visibility
Food as it should be.
Billboards, online advertising, publications, PR, radio, etc
You pay even if no one shows up
Highly competitive
FREEBIRD ADVANTAGE
Pay Per Customer
Send your promos to our network of users
Only pay if a user makes a purchase at your venue!
Guaranteed results
Can change advertisement immediately
freebird
Venues only pay Freebird a commission if the customer redeems a marketing promo. This guarantees customers for marketing spend.

Freebird presents promotions exclusively to highly relevant and

proximate customers. Restaurants and bars pay solely for customers who actually visit to redeem offers, rendering it a straightforward, risk-free investment.


Business Customer Experience
Self-Publish Offer on Freebird Portal
Go Live to Consumer
ROI Repor
t
1
2
3
freebird
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Freebird's big advantage: unique user data

Freebird's significant advantage is in its unique user data. By integrating with transportation and payment systems, we construct detailed profiles that reveal our users' travel and purchasing patterns, alongside a wealth of information pertaining to their interests, hobbies, and lifestyle.


FREEBIRD DERIVES VALUABLE CONSUMER RIDESHARE DATA FROM THREE PRIMARY PROPRIETARY SOURCES THAT HAVE BEEN AGGREGATED AND ANONYMIZED:
• Rideshare usage data



- Credit card usage data
- Weekly in-app rider surveys
- Compliance with all privacy regulations; Freebird users are paid for their data by opting into rides

DATA CAPTURE

Database Today

- 60,000,000+ captured transactions
- $3 Billion Total Tracked Consumer Spend

User Insights

- **They Are Plentiful:** 500k+ user accounts LTD, averaged 70-80k MAUs
- **They Are Young:** 84% are 38 YO or younger
- **They Travel Together:** 58% travel in groups 4+
- **They Spend:** check is double industry average

Connected Credit Card

Transaction Data Capture

PLAID

Full Transaction History

How Freebird Works:

Rideshare Consumer: Earns cash and rewards by booking their Uber and Lyft rides through the Freebird app.


WELCOME BACK RIDE TO RESTAURANT
WELCOME BACK SAFE RIDE HOME
WELCOME BACK RIDE TO RESTAURANT
Nearby black-owned restaurants
RED ROOSTER HARLEM
American Cuisine
OFFER CLAIMED! SENDING YOU TO
lyft
MasterCard
THANKS FOR THE WELCOME BACK RIDING WITH MASTERCARD
$5
YOU JUST RECEIVED CASH BACK


Ready. Set. Ride!

Destination Businesses: Directly target and acquire/convert/ retain revenue-generating customers by offering cash-back or other rewards, with directly measurable Return-On-Investment (ROI) in a Pay for Transaction.

Data platform: Freebird provides its customers access to a proprietary data platform combining rideshare, credit card spend data and user survey information analysis in order to create targeted and more effective offers.


1
Self-Publish Offer on Freebird Portal:
Dashboard
South Austin Beer Garden
10700 Manchaca Rd
Austin, TX 78748
31
Lifetime Rides
36.82
Average ROI*
$3191.33
Transaction Total
Recent Offers
Offer: $5 off
$10.00
Offer amount
Take me to my offers
Recent Rides
$84.01
Arrived Nov 27, 2021
$84.38
Arrived Nov 26, 2021
$91.01
Arrived Nov 21, 2021
$208.00
Arrived Nov 20, 2021
$120.06
Arrived Nov 13, 2021
Take me to my rides
Step One:
Leverage Freebird's extensive data and advertising opportunities to target ads at customers with the highest likelihood of spending at your establishment.
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Data platform: Freebird provides its customers access to a proprietary data platform combining rideshare, credit card spend data and user survey information analysis in order to create targeted and more effective offers Branded Rides.

Brands can own ride categories and sponsor the ride experience and to acquire, convert, and retain customers. During our Beta Launch, Guinness paid for over 5,000 Freebird Safe Rides Home.

By delivering instant rideshare credit to Freebird users who booked their ride through Freebird. Guinness experienced significant brand reach and enhancement with over 225,000 views and interactions as a result of the promotion.



Crown Royal provides $5 toward your safe ride home.
CONTINUE
Cash-Back Offers
$5 TO GET HOME SAFELY
Introducing Ride Anywhere
10:24
Ride Home
REQUEST UBER
Move pin or specify pickup address
CONFIRM PICKUP
RIDE HOME: BEFORE, DURING & AFTER
Diageo brands are front and center at every step of the night out. Even before the consumer chooses a location, the brand and responsibility are front and center. In-app messaging to the consumer during the night out, reminds the consumer to be safe and to use the Don Julio Ride Home.
FREEBIRD RIDES
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Your ride home is on the way!
You'll arrive at 11:47PM
SHARE ETA
YOUR REWARD
$5
100 pts
CASH OUT NOW
SUCCESS
INVITE FRIENDS
Cancel
RIDE HOME: BEFORE, DURING & AFTER
Clear and customizable marketing message including an opportunity to share the experience through social media and a shareable branded receipt post experience
FREEBIRD RIDES
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The beta launch received 600k+

downloads and a 4.8 Star Rating in the App Store:


Obsessed!
Jul 23
Babydollsully8989
This app is great! It makes just want to go out more so I can use it. 10/10 would recommend
Rewards on every Uber ride? H...
Mar 26
Todd Ozie Simmons
YES!!!! It's a frequent rider program for Uber. Bars are paying me, too. THIS IS WHAT EVERY APP SHOULD BE.
Convenient new app
Tue
Katie Mac Htown
Freebird was really convenient to use. An Uber picked me up, took me to the restaurant and I was awarded points for doing so. I'm excited to explore restaurants around town and get the benefits through this new app. One stop shopping!
PROVEN
PLATFORM
4 .8 STAR RATING IN APP STORE

For businesses, Freebird has created the same closed-loop advertising model as Google, but in the physical world

- The business is in control and sets: ride reimbursement amount, the time period offer is available, the budget and then they place that bid on Freebird's Mobility Marketplace platform
- The business only pays IF and WHEN the consumer takes a ride and actually transacts/interacts with that business
- Freebird measures these transactions through linked credit cards and shares significant data to target and improve ride offer effectiveness
- Top volume destinations earn over 20x return on ride spend

For brands, any ride category can be sponsored in any market with points or cash:

- The brand is front and center, owning the entire ride experience, with clear branding/exposure along with additional engagement solutions (coupons, links for browsing/purchasing)
- Not viewed as an advertisement and commands deep consumer engagement
- Freebird provides the capability for branded digital, social, in-app and email messaging with multiple call-to-action moments to drive conversion


FREEBIRD ECOSYSTEM
• The Freebird ecosystem brings together customers, merchants, and brands
• This dynamic platform can be leveraged across a variety of use cases beyond the "Mobility Marketplace"
• Future use cases include: AdTech, FinTech and Loyalty
• Highly flexible tech stack allows for additional uses cases to be extended and evolved rapidly
• Platform aggregates highly valuable customer insights and data through a combination of first-party and third-party data.
FREEBIRD
CASH BACK
MOBILITY
POINTS
RESTAURANT OFFERS
BRAND OFFERS
USE CASES
ADTECH
MARTECH
FINTECH
LOYALTY
STACK
APP/WEB SERVERS
API GATEWAY
MICRO SERVICES
CONNECTORS
DATA
MOBILITY
LOCATION
SPEND

Leveraging New Technology

"As an early adopter of AWS Step Functions – Express Workflows, [Freebird] moved their high-volume, low latency data processing workloads to an entirely serverless model, saving more than 33% in infrastructure costs and modernizing their

application stack.

- AWS Editorial Team

FREEBIRD TECH STACK

- Designed and architected based on nearly 4 years of learning from operating Freebird and over $20 Million investment to date
- Deployed through near 100% serverless methodologies using domain-driven microservice patterns
- Entirely automated DevOps layer - Terraform, Serverless Framework, and CircleCI
- Deployed through Amazon Web Services leveraging Lambda, API Gateway, Kinesis, SQS, SNS, and Step Functions
- Platform is already integrated with a number of high-quality data sources, including Plaid, Lyft, Foursquare and many others


USER
OFFERS
WALLET
REWARD
FREEBIRD APP
USERS
CATALOGS
CLAIMS
TRIPS
WALLET
TRANSACTIONS
MICROSERVICES
PLAID
UBER
LYFT
BIRD
BRAZE
LIME
FOURSQUARE
STRIPE
SIFT
INTEGRATIONS
LAMBDA (SERVERLESS)
STEP FUNCTIONS
API GATEWAY
KINESIS DATA STREAMS
SNS
SQS
AMAZON WEB SERVICES

Single Market Target Metrics:

Single Market

- **30,000** Monthly Average Users
- **133,000** Rides/mo ARR
- **136,000** Consumer Downloads/mo ARR
- **500+** Bars/Restaurants on Platform

FREEBIRD 6 MONTH SOFT LAUNCH KPI's

- **34,316** Rolling MAR
- **264,206** Rides Generated
- **66%** Rider return ratio
- **53%** New Rider via Referral
- **57.5%** Use Freebird App when using any rideshare

Single Location Metrics (representative sampling):

REPRESENTATIVE CUSTOMER RESULTS


ACME
FEED & SEED
ACME

ACME FEED & SEED (50-day sampling)

274 Freebird Rides with 12.7x Return On Investment (ROI)

- Each $10 ride promo delivered $127 new revenue


OLE RED

OLE RED RESTAURANT (50-day sampling)

96 Freebird Rides with 14.5x Return On Investment (ROI)

- Each $10 ride promo delivered $145 new revenue

BUSINESS REVENUE

	FREEBIRD REVENUE	HOW IT WORKS	EXAMPLES
SINGLE RIDE COMMISSION	$2.50/ride	Businesses can publish promotions through the Freebird app and pay only after the Ride & Promo have been redeemed.	Business pays rider **$10.00** for Uber, Freebird charges **$12.50**
SPONSORED RIDES (NATIONAL)	$2.25/ride	National brands sponsor safe rides home by providing a rideshare credit to riders	A liquor brand pays **$10** for Uber, while FBR charges **$12.25** In Nashville, Diageo funded **$200k** for safe rides home on New Year's Eve.
SPONSORED RIDES (LOCAL)	$1.00/ride	Freebird Rides provides local brand/business advertisements to local riders using carefully curated rider data	
SAAS PLATFORM FEE	$79.99/mon	Freebird Rides offers a service portal for businesses that enables them to manage promotions based on amount and time. Additionally, Freebird provides insights on	

(BUSINESSES) rider data to optimize promotions and ROI details for each transaction.

National Launch:


FORECAST
Year 1
Launch In 3 Markets:
• 90,000+ Riders.
• 1,500+ Restaurants/Bars.
• Cash flow break-even expected in Q3 2024.
• Expected EBITDA $9 million.
Year 2
Launch In additional 12 markets:
• Additional 364,000 riders and 6,000 more restaurants/bars.
• Additional EBITDA contribution is estimated to be $36 million

Note: future projections cannot be guaranteed

Revenue Model


HOW FREEBIRD MAKES MONEY
National Accounts
Advertise to our users
Affiliate Sales
Commission on customer purchases
In-App Advertisement
Local companies post offers to the Freebird Store
How FREEBIRD Makes Money
Local venues
$2.50 per customer visit
Data monetization
Customer buying habits and predictive analytics
Loyalty Programs
Points redeemed within loyalty programs


Investment Highlights
$20 million
TECHNOLOGY
STACK
Best-in-class
POWERFUL and
PROPRIETARY
Data Capabilities
4 million rides
STRONG
Soft opening
Growth
freebird™
AGNOSTIC
RIDESHARE
MARKETPLACE
Network Effects
Guaranteed ROI
PROVEN
Product Market Fit
© FREEBIRD RIDES – Confidential. Do Not Distribute. I 26

FreebirdRides, Inc. has a Contribution Agreement with MobileOffer, Inc. MobileOffer Inc. was the original developer of the technology, and ran the beta tests referenced above. Through the agreement, Freebird Rides, Inc. now holds all intellectual property, software, and patents related to the technology.


Investment Highlights
Creating Significant Value for Businesses and Brands
Agnostic Marketplace Driving Network Effects
Powerful and Proprietary Data Capabilities
Strong Strategic Partnerships
Proven Product, Market & Fit
Highly Scalable Model with Significant Barriers to Entry
Freebird is seeking $5 million to aggressively execute our business plan
freebird™